932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

SENT VIA ELECTRONIC MAIL
AND FEDERAL EXPRESS

August 26, 2016

Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PDL BioPharma, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 23, 2016 (the “2015 Form 10-K”)
Form 8-K dated May 2, 2016
Filed May 4, 2016 (the “2016 Form 8-K”)
File No. 000-19756

Dear Mr. Rosenberg:
This letter sets forth the Company’s responses to the comments contained in the letter dated August 1, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 10-K and the 2016 Form 8-K. The comments are repeated below in bold and followed by the responses thereto.
* * *
Form 10-K for the year ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates - Royalty Rights, at Fair Value, page 30

1.
You disclose that your royalty rights assets are classified as Level 3 assets as your valuation estimates utilize significant unobservable inputs, including estimates as to the probability and timing of future sales of the related products and discount rates

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

applied to each cash flow in the asset. It also appears based on your disclosure in Note 4 that the valuation of certain royalty rights incorporates estimates of the probability and timing of future commercialization for products not yet approved by the FDA or other regulatory agencies. Given the uncertainties associated with these cash flow estimates and the significant judgment involved, please tell us what consideration you gave to the disclosure guidance concerning Critical Accounting Estimates contained in the December 2003 MD&A Interpretive Release (Release No. 34-48960). In addition, please tell us the purpose of the third paragraph herein as it does not appear that the content of that paragraph relates to Royalty Rights, at Fair Value.
The Company respectfully advises the Staff that it has considered the Commission Guidance Regarding Management’s Discussions and Analysis of Financial Condition and Results of Operations (Release No. 34-48960) and believes the current disclosures provides for discussion of matters that have a material impact on the valuation of the Company’s Royalty Rights arrangements. The Company’s most significant inputs within the valuation models for these assets include estimates as to the probability and timing of potential future sales of the related products and discount rates applied to each cash flow projection. The Company evaluates those significant inputs at each reporting period and adjusts the Royalty Rights, at Fair Value, for changes in estimates. In determining the appropriate discount rate for the cash flows associated with each product, the Company considers among other things, the then current timing of the economic returns and the level of uncertainty of achieving the estimated future cash flows. In general, a higher discount rate would be applied to cash flows of Royalty Rights associated with products with a higher risk profile e.g. products not yet approved by regulatory agencies; products with greater market risks; products with greater sales risks; and products with intellectual property protection limitations, etc. A higher discount rate is applied when there is less reliability in the forecasted cash flows. For example, where products have not achieved key development milestones, may lack an established financial history or comparable data, or have a greater risk profile associated with potential commercial success. Factor such as these result in greater uncertainty in attaining the estimated future cash flows.
The discounted cash flows are based upon expected royalties from sales of licensed products over an extended prior of time, generally a six to ten-year period. In estimating future cash flows, the Company relies on internally and externally generated forecasts for cash flows. Critical assumptions include product demand and market growth assumptions, inventory target levels, timing of product approval and pricing assumptions. Factors that could cause a change in estimates of future cash flows include a change in estimated market size, a change in pricing strategy or reimbursement coverage, a delay in obtaining regulatory approval, a change in dosage of the product, and a change in the number of treatments.
The Company respectfully advises the Staff that the discussion in the third paragraph on page 30 in the 2015 Form 10-K refers to additional details regarding the Company’s revenue recognition model for Royalty Rights arrangements. The Company elected to account for its existing Royalty Rights in accordance with ASC 825-10, Fair Value Option.

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

The change in estimated fair value in Royalty Rights (unrealized gains and losses) along with the cash receipt (realized gains and losses) each reporting period are presented together on the Company’s consolidated statement of income as a component of total revenue within a single caption “Royalty rights - change in fair value”. The change in fair value in Royalty Rights is determined by using a discounted cash flow analysis related to the expected future cash flows to be received. The Company considers the guidance in Accounting Standard Codification (“ASC”) 605-10-25 and the Staff’s guidance in Staff Accounting Bulletin No. 104, Topic 13, Revenue Recognition, when determining realized gains and losses on Royalty Rights, which are recognized as they are earned and when collection is reasonably assured. Royalty Rights revenue are recognized over the respective contractual Royalty Rights arrangement period. For each Royalty Rights arrangements, the Company is entitled to royalty payments based on revenue generated by the net sales of the respective product.
The Company has duly noted the Staff’s comment and will enhance in its future filings its disclosures for Royalty Rights, at fair value, with an example as follows, with proposed responsive language to be added in bolded italics:
Royalty Rights - At Fair Value
We account for our royalty rights at their estimated fair value. The estimated fair value of the royalty rights - at fair value is determined by using a discounted cash flow analysis related to the expected future cash flows to be received. Generally, these assets are classified as Level 3 assets, as our valuation estimates utilize significant unobservable inputs, including estimates as to the probability and timing of future royalties from the sales of the related products and discount rates applied to each cash flow. Related transaction fees and costs are expensed as incurred.
The changes in the estimated fair value from investments in royalty rights (unrealized gains and losses) along with cash receipts (realized gains and losses) each reporting period are presented together on the Consolidated Statement of Income as a single component of revenue under the caption, “Royalty rights - change in fair value.” Realized gains and losses on Royalty Rights are recognized as they are earned and when collection is reasonably assured. Royalty Rights revenue is recognized over the respective contractual arrangement period. Critical estimates may include product demand and market growth assumptions, inventory target levels, product approval and pricing assumptions. Factors that could cause a change in estimates of future cash flows include a change in estimated market size, a change in pricing strategy or reimbursement coverage, a delay in obtaining regulatory approval, a change in dosage of the product, and a change in the number of treatments. For each arrangement, the Company is entitled to royalty payments based on revenue generated by the net sales of the product.

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Principles of Consolidation, page 66

2.
We note your variable interest in three variable interest entities (VIEs) - Depomed (Depo DR Sub), AcelRx (ARPI LLC), and kaleo (Accel 300). Please tell us your consideration of disclosing your accounting policy for evaluating your interests in VIEs, and to the extent you hold significant variable interests in any VIEs, for providing the disclosures required by ASC 810-10-50-4, 50-12 and 50-15.

The Company respectfully advises the Staff that it has considered the guidance in ASC 810, Consolidation, when discussing the Company’s accounting policy for Royalty Rights arrangements. In general, Royalty Rights arrangements provide the Company with the rights to receive potential future variable cash flows and obligate the counterparty of the Royalty Rights arrangement to deliver those variable cash flows, if and when net revenue from product sales are generated, to the Company. For facilitation of the royalty monetizations, the Company and the counterparty may establish special purpose entities. Based on the contractual arrangement between both parties, the rights to receive potential future variable cash flows will generally be transferred to the special purpose entity whereas the underlying assets (namely intellectual property) remain with the selling parent entity. The special purpose entities are generally subject to the business scope exception in accordance with ASC 810-10-15-17(d). In addition, the Company does not have the power to direct matters that most significantly impact the activities of the special purpose entities, nor is there any scenario in which the Company would absorb losses of the special purpose entities and is not the primary beneficiary of the special purpose entities.
The Company believes that the disclosure in footnote No. 4, Fair Value Measurements, of the 2015 Form 10-K appropriately sets forth the nature of the Company’s involvement with the special purpose entity and indicates the maximum loss exposure for each Royalty Rights arrangement. For example, for the Depomed Royalty Agreement, the maximum loss exposure, $191.9 million, is disclosed at the end of the discussion of the Depomed Royalty Agreement on page 70.
In any event, the Company has duly noted the Staff’s comments and will include in its future filings expanded disclosure of the Company’s accounting policy as follows:
Variable Interest Entities ("VIE")
The Company identifies an entity as a VIE if either: (1) the entity does not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the entity's equity investors lack the essential characteristics of a controlling financial interest. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

in any VIE and therefore is the primary beneficiary, and if it has the power to direct activities that impact the activities of the entity.
4. Fair Value Measurements, page 69

3.
Your tabular disclosure on page 74, which presents the fair values of assets and liabilities not subject to fair value recognition, includes certain notes receivable that were determined to be impaired and for which the impairment analysis appears to have been based on the fair value of the underlying collateral. Given that you elected to use the practical expedient set forth in ASC 310-10-35-22, these notes receivable are subject to the disclosure requirements of ASC 820 as non-recurring fair value measurements. In addition, given that you have classified these notes receivable as Level 3 measurements, quantitative disclosures about the significant unobservable inputs is also required (see ASC 820-10-50-2bbb). Please tell us your consideration of these disclosure requirements.

The Company has duly noted the Staff’s comments and will include in its future filings an expanded disclosure of the Company’s fair value measurements in footnote No. 4, with an example as follows:
The following table represents significant unobservable inputs used in determining the estimated fair value of impaired notes receivable investments:

Asset	Valuation Technique	Unobservable Input	September 30, 2016	December 31, 2015
Wellstat Diagnostics
Intellectual Property	Income Approach
		Discount rate	13%	13%
		Royalty amount	$54-74 million	$54-74 million
Real Estate Property	Market Approach
		Annual appreciation rate	4%	4%
		Estimated realtor fee	6%	6%
		Estimated disposal date	12/31/2017	12/31/2017

Direct Flow Medical
All Assets	Income Approach
		Discount rate	27%	27%
		Implied revenue multiple	6.9	6.9

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

4.
As a related matter, it is unclear why you estimated the fair values of the Hyperion and Direct Flow Medical notes receivable using one or more discounted cash flow models as opposed to the fair value of the underlying collateral given that the collateral values were used in your impairment analysis. Please explain.

The Company respectfully advises the Staff that generally the Company’s impairment assessment focuses on more than one valuation model to evaluate impairment for a note receivable investment. In particular, a secondary approach is usually performed to evaluate the reasonableness of the conclusion derived from the primary valuation method.
The Company has duly noted the Staff’s comment and will focus in its future filings distinguishing its disclosures on the primary and secondary valuation methods, with an example as follows:
The Direct Flow Medical Credit Agreement, as amended and restated, is secured by substantially all assets of Direct Flow Medical. The estimated fair value of the collateral assets was determined by using a discounted cash flow model and a secondary (market) approach related to the underlying collateral and was adjusted to consider estimated costs to sell the assets.
Under the Hyperion Agreement, Hyperion was contractually obligated to pay to the Company certain payments received from a third party licensee under a license agreement. The license was terminated by mutual agreement of Hyperion and the licensee prior to the Company receiving a final $1.2 million payment. However, Hyperion is one of Wellstat Diagnostics Guarantors for the Wellstat Diagnostics Note Receivable and Credit Agreement, therefore, the Company has included the Hyperion receivable impairment assessment within the Wellstat Diagnostics’ impairment analysis. The estimated fair value of the Wellstat Diagnostics and Hyperion collateral assets was determined by using a discounted cash flow model and a market approach related to the underlying collateral and was adjusted to consider estimated costs to sell the assets.
7. Notes and Other Long-Term Receivables, page 77

5.
You disclose that several of your notes receivable (Wellstat Diagnostics, Hyperion and Direct Flow Medical) were considered to be impaired as of December 31, 2015 but that an impairment loss was not recognized as the fair value of the underlying collateral was determined to be in excess of the carrying value of the notes. For each of these impaired notes, please describe for us the specific collateral underlying the notes and explain how you determined the fair value of such collateral.

The Company respectfully advises the Staff that the Wellstat Diagnostics Note Receivable and Credit Agreement, as amended and restated, is secured by substantially all assets of, and equity interests in, Wellstat Diagnostics. In addition, the Wellstat Diagnostics note receivable investment is subject to a guaranty from the Wellstat Diagnostics

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

Guarantors1. The Supreme Court of New York has held that the Wellstat Diagnostics Guarantors are liable for all obligations owed by Wellstat Diagnostics to the Company. The Company expects recovery of the Wellstat Diagnostics note receivable investment by effecting its control over the collateral and the continuing use or subsequent sale of the collateral to third parties. Some of the collateral available to the Company is comprised of cash and cash equivalents, intellectual property and real estate property.
The Company assumed that cash and cash equivalents collateral primarily includes highly liquid instruments with original maturity of three months or less and are recorded under amortized costs. Intellectual property collateral has been valued using the income approach as per ASC 820-10-55-3F. The Company discounted expected future cash flows to a single present value at a rate of return that considers the relative risk of such cash flows and the time value of money to estimate the fair value of the collateral. Real estate property collateral has been valued using a market approach in accordance with ASC 820-10-55-3A. The Company considered comparable transactions and available price information for properties in close proximity to the collateral real estate asset at year-end 2015. In addition, the Company engaged a third party appraiser to evaluate broker market information by preparing real estate appraisals for a representative sample of the real estate property collateral. Based on the results of the three valuation models, the Company concluded that the estimated fair value of the Wellstat Diagnostics notes receivable collateral totaled approximately $56.0 million as of December 31, 2015.
The Company respectfully advises the Staff that the Hyperion receivable was initially a contractual right to obtain certain payment rights that Hyperion Catalysis (“Hyperion”) had under a license agreement, which was subsequently terminated. Hyperion is one of Wellstat Diagnostics Guarantors, therefore, the Company has included the Hyperion receivable impairment assessment within the Wellstat Diagnostics’ impairment analysis.
The Company respectfully advises the Staff that obligations under the November 5, 2013 credit agreement between Direct Flow Medical, Inc. and the Company are secured by a pledge of substantially all of the assets of Direct Flow Medical and any of its subsidiaries. In accordance with ASC 820-10-55-3F, the Company has measured impairment based on discounting expected future cash flows to a single present value at the note receivable effective interest rate that considers the relative risk of such cash flows and the time value of money.
______________________
1 Some or all of: Samuel J. Wohlstadter; Nadine H. Wohlstadter; Duck Farm, Inc.; Hebron Valley Farms, Inc.; HVF, Inc.; Hyperion Catalysis EU Limited; Hyperion; NHW, LLC; Wellstat AVT Investment, LLC; Wellstat Biocatalysis, LLC; Wellstat Biologics Corporation; Wellstat Diagnostics; Wellstat Immunotherapeutics, LLC; Wellstat Management Company, LLC; Wellstate Opthalmics Corporation; Wellstat Therapeutics Corporation; Wellstat Therapeutics EU Limited; Wellstat Vaccines, LLC; and SJW Properties, Inc.

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

The Company used a secondary (market) valuation method to evaluate the reasonableness of the conclusion derived using the primary discounted cash flow method. The Company considered comparable Merger & Acquisition transactions in accordance with ASC 820-10-55-3A to estimate Direct Flow Medical’s enterprise value. In addition, the Company considered worldwide Transcatheter Aortic Valve Replacement Market data provided by a third party research organization to identify comparable companies and used an implied revenue multiple to determine Direct Flow Medical’s equity value. Based on the results of the three valuation models, the Company concluded on an estimated fair value of the Direct Flow Medical notes receivable collateral of approximately $52.0 million as of December 31, 2015.

6.
You disclose that upon the acquisition of LENSAR by Lion Buyer LLC you entered into an amended and restated credit agreement with Lion Buyer, under which Lion Buyer assumed $42 million in loans as part of the borrowings under your prior credit agreement with LENSAR. You also disclose that the amendment and restatement of the LENSAR credit agreement was accounted for as a troubled debt restructuring resulting in a loss of $4 million. Given that ASC 310-10-35-2 considers loans modified in a troubled debt restructuring to be impaired, please explain to us how impairment is measured on this note receivable (e.g., collateral value) and whether this was the basis for the $4 million loss on extinguishment that you recognized. In this regard, you note on page 36 that the loss on extinguishment was primarily related to a lower estimated fair value of the Alphaeon Class A common stock; however, it is unclear why you would consider the value of Alphaeon stock in your impairment analysis given that you hold a security interest in the assets of LENSAR LLC (subsidiary), not Alphaeon (parent). Please also tell us your consideration of the disclosure guidance in ASC 820 to the extent that impairment is measured based on the fair value of the underlying collateral.

The Company respectfully advises the Staff that it has determined the loss on the extinguishment of the original loan by comparing the loan carrying amount of $52.6 million at the debt restructuring date with the estimated fair value of the equity interest in ALPHAEON Corporation of $6.6 million (ASC 310-40-35-7) and the fair value of the payments to be received from LYON BUYER LLC of $42.0 million for the assumed loans (ASC 310-40-40-1). The following calculation shows the basis for the loss on extinguishment amount recognized at December 15, 2015, the debt restructuring date:

Loss on extinguishment	[in millions]
Lyon Buyer LLC assumed loans	$42.0
ALPHAEON equity interest at fair value	6.6
Total of loans assumed and assets received	48.6
Loan carrying value December 15, 2015	52.6
Total impairment of notes receivable	$(4.0)

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

The Company concluded an estimated fair value of the equity interest in ALPHAEON Corporation of $6.6 million by considering the following two valuations methods: (a) an option-pricing model using valuation assumptions based on ALPHAEON Corporation’s most recent convertible preferred stock Series B equity financing, and (b) a Probability-Weighted Expected Return Method based on the Company’s valuation assumptions.

Our discussion on page 36 in the 2015 Form 10-K indicates that the loss on extinguishment was primarily related to a lower estimated fair value of the ALPHAEON Corporation Class A common stock. Per the Asset Purchase Agreement, PDL was provided with 1.7 million shares of Class A common stock. The estimated fair value of the Class A common stock, based on the valuation methods as discussed above, was determined to be $3.84 per share.
The debt restructuring was effected by ALPHAEON Corporation’s acquisition of substantially all of LENSAR, Inc.’s assets and assumption of certain liabilities, including PDL’s outstanding note receivable investment. The Company believes that it is appropriate to consider the value of ALPHAEON Corporation’s equity in the Company’s determination of the loss on extinguishment analysis as the equity interest was the receipt of an asset in partial satisfaction of the Company’s note receivable in LENSAR, Inc. (ASC 310-40-35-7).
The Company has accounted for the equity interest received, after the debt restructuring, in the same manner as if the equity interest had been acquired for cash (ASC 310-40-40-5).
The Company determined the estimated fair value of the assumed loans of $42.0 million by calculating the present value amount based on an estimate of the expected future cash flows of the assumed loans, discounted at the loan's effective interest rate of 16.4%.

The Company incurred approximately $3.0 million of legal fees and other direct costs to effect the debt restructuring, and those costs have been expensed as incurred in accordance with ASC 310-40-25-1 and have not been included in the loss on extinguishment determination.
The Company has not measured impairment of the LENSAR, Inc. note receivable based on the fair value of the underlying collateral in the 2015 Form 10-K.
Form 8-K filed May 4, 2016
Exhibits 99.1 and 99.3

7.
It appears that your non-GAAP measures may be liquidity measures in substance as you disclose that your non-GAAP financial measures provide investors with information that offers greater insight into reconciling your earnings with the cash flows from your business. As such, your disclosure of non-GAAP diluted EPS may be inconsistent with question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In addition, your non-GAAP measures precede

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

the most directly comparable GAAP measures in your earnings release headlines, which is inconsistent with question 102.10 of the updated C&DI. Please review this guidance when preparing your next earnings release.
The Company has duly noted the Staff’s comments and after referring to the updated Compliance and Disclosure Interpretations (C&DI) issued on May 16, 2016 we have changed the ordering of GAAP and non-GAAP measure in the Company’s most recent Form 8-K dated August 4, 2016, which has GAAP measures that precede and are given greater prominence to the non-GAAP measures.
The Company respectfully advises the Staff that the Company does not believe that the presented non-GAAP net income, and therefore, non-GAAP net income per share is a liquidity measure. Non-GAAP net income per share represents management’s basis for assessing the performance of the Company’s business and views this as a meaningful measure of the Company’s operating performance to present to the Company’s investors, and the Company does not believe that investors view non-GAAP net income per share as a measure of the Company’s liquidity as it relates to the performance of the underlying financial assets in which the Company has invested rather than a basis for reconciling net income to cash. In particular, the Company’s reconciling items from GAAP to non-GAAP information will not require cash settlement and therefore, the Company does not believe the non-GAAP per share performance measure should be considered a liquidity measure. To clarify this, in the Company’s most recent Form 8-K dated August 4, 2016, the Company revised its disclosures with regard to this particular non-GAAP financial measure to remove reference to the utility of the presentation as a liquidity measure.
* * *
As requested in the Staff’s Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2015 Form 10-K
2016 Form 8-K
File No. 000-19756
August 26, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (775)-832-8505 if you have any questions or comments regarding this correspondence or if you require any further information. Thank you very much.

Very truly yours,

By:	/s/ Peter S. Garcia
Peter S. Garcia
Vice President and Chief Financial Officer

cc:    John McLaughlin, President and Chief Executive Officer, PDL BioPharma, Inc.
Bonnie Baynes, Staff Accountant, Securities and Exchange Commission
Robert F. Heatley, Partner, PricewaterhouseCoopers LLP
Glen Sato, Partner, Cooley LLP